UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

441593100
(CUSIP Number)

Christopher M. Crain, Esq.
General Counsel
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067
Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.
Latham & Watkins LLP
355 S. Grand Avenue
Los Angeles, CA 90071
Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100
1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 53,939,419 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,939,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 80.9% (1)
14.	Type of Reporting Person: OO

(1)	Based upon 12,737,146 shares of Class A common stock and 53,939,419 shares of Class B common stock outstanding (and subject to the HL Voting Trust) as of November 30, 2016 as reported by the Issuer.

CUSIP No.: 441593100
1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 53,939,419 9. Sole Dispositive Power: 1,187,072 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,939,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 80.9% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon 12,737,146 shares of Class A common stock and 53,939,419 shares of Class B common stock outstanding (and subject to the HL Voting Trust) as of November 30, 2016 as reported by the Issuer.
.

CUSIP No.: 441593100
1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 53,939,419 9. Sole Dispositive Power: 1,694,203 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,939,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 80.9% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon 12,737,146 shares of Class A common stock and 53,939,419 shares of Class B common stock outstanding (and subject to the HL Voting Trust) as of November 30, 2016 as reported by the Issuer.

CUSIP No.: 441593100
1.	Name of Reporting Person: Robert H. Hotz
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 926,422 8. Shared Voting Power: 0 9. Sole Dispositive Power: 926,422 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 926,422
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 6.8% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon 12,737,146 shares of Class A common stock outstanding as of November 30, 2016 as reported by the Issuer and 926,422 shares of Class B common stock held by Mr. Hotz as of November 30, 2016.

Explanatory Note
This Amendment No. 1 to the Initial Schedule was filed timely on December 7, 2016. There was an error, however, in the EDGAR filing codes used to make that filing, in that instead of using the EDGAR codes for the HL Voting Trust, for the trustees, Messrs. Gold and Beiser, and for Mr. Hotz, as reporting persons, the EDGAR filing codes for the Issuer were used, resulting in showing the Issuer as the reporting person.
This Amendment No. 1 to Schedule 13D (this “Amended Schedule”) is filed to amend the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2015 (the “Initial Schedule”) by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz to reflect the following:

•
Effective November 30, 2016, Mr. Hotz resigned as a trustee of the HL Voting Trust. Effective upon the resignation of Mr. Hotz, Messrs. Beiser and Gold will be the sole rustees of the HL Voting Trust. Item 2 herein is amended and restated to reflect the resignation of Mr. Hotz as trustee of the HL Voting Trust. Hereinafter, any reference to “Trustees” of the HL Voting Trust shall apply only to Messrs. Beiser and Gold. Mr. Hotz continues as a reporting person under this Amended Schedule due to his direct beneficial ownership of greater than 5% of the Issuer’s Class A common stock. Mr. Hotz no longer has beneficial ownership of the shares beneficially owned by the HL Voting Trust.

•
As more fully described in Item 3 herein, the number of shares subject to the HL Voting Trust has, on a net basis, increased from that reported in the Initial Schedule due to (i) the grant of Class B common stock equity awards under the Issuer’s incentive award plan, (ii) the issuance of shares to employees in connection with acquisition transaction, (iii) the repurchase of shares from certain employees, (iv) the gifting of Class A common stock (subsequent to the conversion of Class B common stock into Class A common stock) by certain employees of the Issuer, (v) the release of shares from the HL Voting Trust to the estate of a deceased employee, and (vi) the forfeiture of shares of Class B common stock by certain employees of the Issuer.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Initial Schedule.
Item 2.    Identity and Background
Item 2(a) is hereby amended and restated as follows:

(a)	Name of Person Filing. This Schedule 13D is filed by the following (collectively, the “Reporting Persons”):

Name	Capacity
HL Voting Trust	Voting Trust
Scott L. Beiser	Individually and as Trustee of the HL Voting Trust
Irwin N. Gold	Individually and as Trustee of the HL Voting Trust

Robert H. Hotz	Individually

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by replacing paragraphs two, three and four of the Initial Schedule with the following:
As of November 30, 2016, there was a net increase of 896,334 shares in the HL Voting Trust since the Initial Schedule as set forth below. There also were changes in the direct holding of the Messrs. Beiser, Gold and Hotz as set forth below.

In February 2016, pursuant to the Issuer’s 2016 Incentive Award Plan, the Issuer granted 10,474 restricted shares of Class B common stock to its employees which, based on the provisions of the Voting Trust Agreement, became subject to HL Voting Trust upon grant.
In April 2016, pursuant to the Issuer’s 2016 Incentive Award Plan, the Issuer granted 1,533,869 restricted shares of Class B common stock to its employees (net of certain shares which were withheld to cover tax obligations) which, based on the provisions of the Voting Trust Agreement, became subject to HL Voting Trust upon grant. Included in the aggregate grant were the following awards to certain of the Reporting Persons:

Granted To:	Number Granted
Scott L. Beiser, individually	45,260
Irwin N. Gold, individually	26,749
Robert H. Hotz, individually	41,294

In June 2016, pursuant to the Issuer’s 2016 Incentive Award Plan, the Issuer granted 38,952 restricted shares of Class B common stock to its employees which, based on the provisions of the Voting Trust Agreement, became subject to HL Voting Trust upon grant.
In September 2016, pursuant to the Issuer’s 2016 Incentive Award Plan, the Issuer granted 14,580 restricted shares of Class B common stock to its employees which, based on the provisions of the Voting Trust Agreement, became subject to HL Voting Trust upon grant.
Since the Initial Schedule, the Issuer has issued an aggregate of 317,727 shares of Class B common stock to certain employees in connection with two acquisitions of businesses previously owned by such employees. Pursuant to the agreements pursuant to which such acquisitions were completed, such shares became subject to the HL Voting Trust upon issuance.
In December 2015, the Issuer repurchased 64,288 shares of Class B common stock from a former employee and such shares were retired and removed from the HL Voting Trust.
In August 2016, the Issuer repurchased 71,913 shares of class B common stock from a former employee and such shares were retired and removed from the HL Voting Trust.
Between April 2016 and November 2016, an aggregate of 204,971 shares of Class B common stock were converted on a 1-for-1 basis into shares of Class A common stock by certain HL Holders. The resulting 204,971 shares of Class A common stock were subsequently gifted by the respective HL Holders to charitable organizations (the “2016 Gifts”). Of the 204,971 gifted shares of Class A common stock, 139,205 of such shares were gifted within the last 60 days and included 15,000 shares of Class A common stock gifted by Mr. Beiser on November 18, 2016 and 10,000 shares of Class A common stock gifted by Mr. Gold on November 17, 2016.
In November 2016, 438,514 shares of Class B common stock were transferred to the estate of a deceased employee. In connection with this transfer, the shares were released from the HL Voting Trust and converted on a 1-for-1 basis into shares of Class A common stock.
Since the Initial Schedule, an aggregate of 239,582 shares of Class B common stock were forfeited in connection with terminations of employment.

Item 5.    Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold		Robert H. Hotz
Amount beneficially owned:	53,939,419	(1)	53,939,419	(1)	53,939,419	(1)	926,422
Percent of class:	80.9%	(2)	80.9%	(2) (3)	80.9%	(2) (4)	6.8% (5)
Sole power to vote or to direct the vote:	0		0		0		926,422 (5)
Shared power to vote or to direct the vote:	53,939,419	(1)	53,939,419	(1)	53,939,419	(1)	0
Sole power to dispose or to direct the disposition of:	0		1,187,072	(3)	1,694,203	(4)	926,422 (5)
Shared power to dispose or to direct the disposition of:	0		0		0		0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the Trust Shares, but dispositive power over only those shares which each directly owns.

(2)	Based upon 12,737,146 shares of Class A common stock and 53,939,419 shares of Class B common stock outstanding (and subject to the HL Voting Trust) as of November 30, 2016 as reported by the Issuer.

(3)
Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 1,187,072 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 8.6% of the Issuer’s Class A common stock. The Beiser Shares include 86,214 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)
Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,694,203 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 11.8% of the Issuer’s Class A common stock. The Gold Shares include 66,911shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(5)
Based upon 12,737,146 shares of Class A common stock outstanding as of November 30, 2016 as reported by the Issuer and 926,422 shares of Class B common stock held by Mr. Hotz as of November 30, 2016. Of these shares 76,979 are unvested Class B common stock subject to vesting based on continued service with the Issuer

(c)
Transactions in the Issuer’s Common Stock within 60 Days. Except for the 2016 Gifts effected by Messrs. Beiser and Gold as set forth in Item 3 of this Amended Schedule, no other transactions in the Issuer’s Class A common stock have been effected by the Reporting Persons within the past 60 days.

(d)
Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B common stock upon conversion) held in the name of the Reporting Persons and reported herein.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)
99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)
99.4	Power of Attorney of Robert H. Hotz (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2016

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley

Name:	J. Lindsey Alley

Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley

Name:	J. Lindsey Alley

Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley

Name:	J. Lindsey Alley

Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley

Name:	J. Lindsey Alley

Title:	Attorney-in-Fact for Irwin N. Gold

ROBERT H. HOTZ (Individually):

By:	/s/ J. Lindsey Alley

Name:	J. Lindsey Alley

Title:	Attorney-in-Fact for Robert H. Hotz